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Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

Third Quarter and Year to Date 2002

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc
INDEX TO QUARTERLY REPORT

		Page No.
1	FINANCIAL AND OPERATING HIGHLIGHTS	3
2	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS	5
	Unaudited Condensed Consolidated Profit and Loss Accounts for the 12 weeks ended October 5, 2002, the 12 weeks ended October 6, 2001, the 40 weeks ended October 5, 2002 and for the 40 weeks ended October 6, 2001	5
	Unaudited Condensed Consolidated Statements of Total Recognised Gains and Losses for the 12 weeks ended October 5, 2002, the 12 weeks ended October 6, 2001, the 40 weeks ended October 5, 2002 and the 40 weeks ended October 6, 2001	6
	Unaudited Condensed Consolidated Balance Sheets as at October 5, 2002 and December 29, 2001	7
	Unaudited Condensed Consolidated Cash Flow Statements for the 12 weeks ended October 5, 2002, the 12 weeks ended October 6, 2001, the 40 weeks ended October 5, 2002 and the 40 weeks ended October 6, 2001	8
	Notes to the Unaudited Condensed Consolidated Financial Statements	10
3	OPERATING AND FINANCIAL REVIEW	19

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report includes statements that are, or may deemed to be, "forward-looking statements" within the meaning of US securities laws. The terms "anticipates," "expects," "intends," "may," "will" or "should" and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in the company's annual report on Form 20-F filed with the SEC on April 10, 2002 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc
FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

        Turnover from continuing operations in the third quarter of 2002 increased by 5.1% compared to the third quarter of 2001. EBITDA from continuing operations before exceptional items increased by £6.9 million or 15.8% to £50.7 million for the third quarter of 2002 compared to the third quarter of 2001.

        For the 40 weeks ended October 5, 2002, turnover from continuing operations increased by 3.2% compared to the same period in 2001. EBITDA from continuing operations before exceptional items increased by £19.1 million or 17.7% to £127.0 million.

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
	(£ millions)
Continuing Operations(1)
Turnover	327.8	311.9	972.3	942.6
Cost of sales	(176.7)	(171.0)	(529.4)	(528.3)

Gross profit	151.1	140.9	442.9	414.3
Distribution, selling & marketing costs	(94.6)	(82.8)	(296.8)	(278.8)
Administrative expenses	(19.0)	(27.1)	(63.4)	(71.1)
Other income	0.8	—	3.1	1.3

Group operating profit
Continuing operations before exceptionals and goodwill amortisation	38.3	31.0	85.8	65.7

Adjusted EBITDA(2)	50.7	43.8	127.0	107.9

Total Operations
Profit before interest and tax	25.4	0.6	68.4	2.0
Interest	(33.1)	(32.9)	(109.8)	(121.5)
Tax	(2.4)	(0.6)	4.4	(2.0)

Loss on ordinary activities after tax	(10.1)	(32.9)	(37.0)	(121.5)

Cash inflow before use of liquid resources and financing	12.8	12.5	77.0	32.8

(1)
Continuing operations include the results of the Tunisian business the company acquired from Nabisco from April 20, 2001, the date of the company's acquisition of the Tunisian business. The company's continuing operations do not include Nabisco's operations in the Middle East, the acquisition of which has not been completed.

(2)
EBITDA is defined as earnings before interest, tax, depreciation and goodwill amortisation. Adjusted EBITDA represents operating profit from continuing operations, excluding share of profit of joint ventures, before exceptional items, goodwill amortisation and depreciation of tangible fixed assets.

Operating Summary

•	Priority brand growth

A key element of the company's strategy is to increase the scale and strength of its priority brands. For the year to date compared to 2001, branded sales have increased by 3.8% and priority brand sales have increased by 6.4%. Branded products accounted for approximately 86% of our sales.

The company remains committed to its programme of marketing and new product innovation. During the third quarter of 2002, the company launched BN Chocmalin, Delacre Fou de Chocolat and Verkade Cake in Northern Europe, and Mini Cheddars flavour variant and McCoys sharing format in UK Snacks. The company also continued to gain the benefit of innovation activity from the second quarter of 2002 with the re-launched McVitie's Core range and the new launches of McV Munchbites, McV Cookies, go ahead! Cereal Bars and Fruit Cookies in the United Kingdom, Fontaneda Diver and Chiquilin Energy in Southern Europe and Skips flavour extensions in UK Snacks. As a result of the support provided to the new product development programme and other marketing activities, marketing expenditure has increased by 13.7% on a year to date basis compared to the same period in 2001. This has been funded by the company's cost release programmes.
•	Organisational alignment

Alignment of the overall business organisation was largely completed during 2001. The company has also completed its review of brand and market portfolio prioritisation, which will further drive organisational alignment with prioritisation of resources based on priority brands and markets.
•	Urgent and substantial cost release

To enable the company to achieve its short term financial goals and release additional funds to invest in its priority brands, the company has continued to drive forward its cost release programmes which resulted in savings of approximately £30 million in 2001.

The company announced in September 2001 that a full review of its overhead structures that support manufacturing processes was underway. The results of this review are now being implemented across the United Kingdom and Northern Europe.

A key element of our cost release strategy is the substantial improvement in profitability of our international businesses. As part of this strategy, the company completed the closure of the Ede factory in the Netherlands in the first quarter of 2002 and sold the Hatton factory in Scotland during the third quarter of 2002.
•	Pending Acquisitions
The acquisition of the Middle Eastern interests of Nabisco has not yet been completed.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(UNAUDITED)

	Note	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
		(£ millions)		(£ millions)
Turnover
Continuing operations	2	327.8	311.9	972.3	942.6
Cost of sales		(176.7)	(171.0)	(529.4)	(528.3)

Gross profit		151.1	140.9	442.9	414.3
Net operating expenses		(125.0)	(140.4)	(399.8)	(410.9)
Group operating profit
Continuing operations before exceptionals and goodwill amortisation	2	38.3	31.0	85.8	65.7
Operating exceptional items	6	(3.7)	(22.1)	(14.5)	(34.3)
Goodwill amortisation		(8.5)	(8.4)	(28.2)	(28.0)

		26.1	0.5	43.1	3.4
Share of operating profit in joint ventures
Continuing operations		0.1	0.1	0.3	0.4
Discontinued operations		—	—	—	0.7

		0.1	0.1	0.3	1.1
Operating profit	3	26.2	0.6	43.4	4.5
Loss on disposal of businesses		—	—	—	(1.2)
Loss on disposal of fixed assets		(0.8)	—	(0.1)	(1.3)
Exceptional profit on disposal of businesses	7	—	—	25.1	—

Profit before interest		25.4	0.6	68.4	2.0
Interest	4	(33.1)	(32.9)	(109.8)	(121.5)

Loss on ordinary activities before tax		(7.7)	(32.3)	(41.4)	(119.5)
Taxation		(2.4)	(0.6)	(7.9)	(2.0)
Exceptional taxation refund	8	—	—	12.3	—

Loss on ordinary activities after tax		(10.1)	(32.9)	(37.0)	(121.5)

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED
GAINS AND LOSSES
(UNAUDITED)

	Note	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
		(£ millions)		(£ millions)
Loss for the period		(10.1)	(32.9)	(37.0)	(121.5)
Translation differences on foreign currency net investments		(0.4)	(0.3)	(0.1)	(0.1)

		(10.5)	(33.2)	(37.1)	(121.6)
Prior year adjustment(1)	1	—	—	(9.1)	(36.3)

Total recognised gains and losses relating to the period		(10.5)	(33.2)	(46.2)	(157.9)

(1)
The prior year adjustment is in respect of the 52 week period ended December 29, 2001 and December 30, 2000, respectively. This relates to the adoption of FRS 19 (see Note 1 to the Financial Statements).

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	Note	At October 5, 2002	At December 29, 2001 (restated)(1)
			(Audited)
		(£ millions)
Fixed assets
Intangible assets		647.6	675.8
Tangible assets		433.1	442.5
Investments—joint ventures		3.3	3.0

		1,084.0	1,121.3

Current assets
Stocks		95.1	72.9
Debtors		307.9	298.5
Assets held for disposal		—	38.2
Taxation		—	0.5
Cash and short-term deposits		37.8	36.8

		440.8	446.9

Creditors: amounts falling due within one year
Trade and other creditors		324.0	316.7
Loans, overdrafts and finance lease obligations	5	8.9	35.5
Taxation		5.0	—

		337.9	352.2

Net current assets		102.9	94.7

Total assets less current liabilities		1,186.9	1,216.0

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	5	644.2	690.3
Amount due to parent company		716.5	657.0
Other creditors		1.2	1.5
Taxation		9.2	13.9

		1,371.1	1,362.7

Provisions for liabilities and charges		57.9	58.3

		(242.1)	(205.0)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(244.1)	(207.0)

Shareholders' funds		(242.1)	(205.0)

(1)
The comparative figures for 2001 have been restated to reflect the prior year adjustment resulting from the adoption of FRS 19 (see Note 1 to the Financial Statements).

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
	(£ millions)		(£ millions)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	26.2	0.6	43.4	4.5
Exceptional charges to operating profit	3.7	22.1	14.5	34.3

Operating profit before exceptionals	29.9	22.7	57.9	38.8
Depreciation and goodwill amortisation	20.9	21.2	69.4	70.2
Increase in stocks	(5.3)	(1.7)	(20.9)	(24.3)
Increase in debtors	(34.3)	(21.1)	(6.3)	(0.4)
Increase/(decrease) in creditors	16.7	13.3	(14.0)	(46.0)
Expenditure against rationalisation provisions and operating exceptionals	(5.8)	(10.6)	(23.7)	(20.8)
Other	(0.2)	(0.1)	(0.1)	(0.7)

Net cash inflow from operating activities	21.9	23.7	62.3	16.8

Cash flow statement
Net cash inflow from operating activities	21.9	23.7	62.3	16.8
Net cash inflow/(outflow) from returns on investments and servicing of finance	0.2	0.1	(32.5)	(36.1)
Taxation received/(paid)	0.3	—	12.5	(0.1)
Net cash outflow from capital expenditure and financial investment	(9.9)	(10.9)	(28.6)	(26.2)
Net cash inflow/(outflow) from acquisitions and disposals	0.3	(0.4)	63.3	78.4

Cash inflow before use of liquid resources and financing	12.8	12.5	77.0	32.8
Net cash inflow/(outflow) from management of liquid resources	0.3	—	(0.1)	20.0
Net cash outflow from financing	—	(0.1)	(69.7)	(65.2)

Increase/(decrease) in cash in the period	13.1	12.4	7.2	(12.4)

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	(630.0)	(689.0)	(689.0)	(725.5)
Increase/(decrease) in cash for the period	13.1	12.4	7.2	(12.4)
Repayment of debt	—	0.1	69.7	65.2
Management of liquid resources	(0.3)	—	0.1	(20.0)
Costs of raising finance	—	2.0	—	13.9
Foreign exchange translation difference	1.9	(2.7)	(3.3)	1.6

Movement in net borrowings in the period	14.7	11.8	73.7	48.3

Net borrowings at end of period	(615.3)	(677.2)	(615.3)	(677.2)

UNITED BISCUITS FINANCE plc
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS
(UNAUDITED)

	Share Capital	Profit and loss account	Total
	(£ millions)
At December 30, 2001 (as reported)	2.0	(197.9)	(195.9)
Prior year adjustment—deferred tax (see Note 1)	—	(9.1)	(9.1)

At December 30, 2001 (as restated)	2.0	(207.0)	(205.0)
Retained loss for the 16 weeks ended April 20, 2002	—	(45.1)	(45.1)
Exchange differences	—	0.1	0.1

	2.0	(252.0)	(250.0)
Retained profit for the 12 weeks ended July 13, 2002	—	18.2	18.2
Exchange differences	—	0.2	0.2

	2.0	(233.6)	(231.6)
Retained loss for the 12 weeks ended October 5, 2002	—	(10.1)	(10.1)
Exchange differences	—	(0.4)	(0.4)

At October 5, 2002	2.0	(244.1)	(242.1)

UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

  Basis of accounting and change in accounting policy

  The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

  In preparing the financial statements for the current period, the company has adopted FRS 19 "Deferred Tax". The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax and as a result, deferred tax is now recognised in accordance with the accounting policy described below. This change in accounting policy has resulted in a prior year adjustment for the group, reducing shareholder funds at December 30, 2000 by £36.3 million and at December 29, 2001 by £9.1 million. The provision for deferred taxation has been increased by £17.7 million at December 29, 2001 (£45.3 million at December 30, 2000) and the goodwill that arose on the acquisition of United Biscuits (Holdings) Ltd has been increased by £9.4 million. The impact on the current quarter and on the year to date to October 5, 2002 has been to increase the provision for deferred taxation by £1.9 million and £6.3 million respectively.

  Basis of consolidation

  The financial statements of the company consolidate the accounts of the company and its respective subsidiaries, together with the group's share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the group's share of the results of joint ventures are included for the periods from the effective date of acquisition or to the effective date of sale.

  The company's continuing operations have been divided into seven segments reflecting the internal operational management structure of the company. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

  Turnover

  Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

  Revenue recognition

  Sales are recognised based on confirmed deliveries to customers.

  Research and development

  Expenditure on research and development is written off as incurred.

  Foreign currency translation

  The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the period end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.

  Commodity purchases

  Contracts for certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realised surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

  Taxation

  Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

  •
  provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

  •
  provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and

  •
  deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

  Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

  Exceptional items

  Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganisation or restructuring having a material effect on the nature and focus of the company, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

  Pension funding

  Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortised, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet.

  Financial instruments

  Derivative financial instruments are used by the company to manage foreign currency, commodity and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognised as adjustments to the interest charge over the period of the contract. Gains or losses on forward and option contracts for foreign currency and commodities are recognised in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealised profits generated prior to maturity, are included in the balance sheet as prepayments or accruals respectively, pending amortisation to the profit and loss account over the period of usage of the hedged commodity.

  Option premiums paid are recognised in the profit and loss account as incurred. Premiums and discounts arising on financial liabilities are amortised over the remaining life of the instrument concerned.

  Goodwill

  On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalised on the consolidated balance sheet. Goodwill, and where appropriate, separately identified intangibles, are amortised in equal instalments over their useful economic lives which, in the absence of indications to the contrary will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

  Tangible fixed assets

  Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual instalments, principally at the following rates:

Land and buildings	— 1.5% unless short leasehold
Short leaseholds	— over the life of the lease
Plant	— 3% to 15% per annum
Vehicles	— 20% to 30% per annum
Fixtures and fittings	— 10% to 33% per annum

  Assets under construction are capitalised as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

  The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

  Government grants

  Capital grants received in respect of any fixed assets are credited to deferred income and amortised to the profit and loss account over the economic useful lives of the assets to which they relate.

  Stocks

  Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by group companies comprises direct material and labour costs together with appropriate factory overheads.

  Leasing and hire purchase commitments

  Assets obtained under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to income on a straight line basis over the term of the lease.

  Advertising costs

  Advertising costs are expensed as incurred.

  Software development costs

  Costs incurred in developing software for internal use are capitalised when the software reaches the application development stage and are amortised over the expected useful economic life of the software.

  Use of estimates

  The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2.    Segmental analysis

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001(1)	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001(1)
	(£ millions)		(£ millions)
Turnover
Biscuits—UK	122.4	119.4	381.0	372.8
Biscuits—Northern Europe	48.1	44.6	146.6	141.0
Biscuits—Southern Europe	48.1	42.2	136.2	117.6
UK Snacks	74.7	71.6	230.0	230.2
General export	27.5	27.5	55.9	57.9
Other	7.0	6.6	22.6	23.1

	327.8	311.9	972.3	942.6

Group operating profit/(loss) before exceptionals and goodwill amortisation
Biscuits—UK	16.5	12.4	48.5	42.0
Biscuits—Northern Europe	4.8	2.4	4.1	(5.0)
Biscuits—Southern Europe	4.6	3.8	12.4	8.2
UK Snacks	9.5	9.4	21.4	23.0
General export	6.2	6.0	10.5	8.1
Other	(0.3)	—	(2.1)	(1.3)
Central	(3.0)	(3.0)	(9.0)	(9.3)

	38.3	31.0	85.8	65.7

Exceptionals and goodwill amortisation
Biscuits—UK	(1.2)	(2.6)	(3.0)	(3.8)
Biscuits—Northern Europe	(0.7)	(10.3)	(3.3)	(10.7)
Biscuits—Southern Europe	(0.9)	(1.0)	(2.6)	(2.2)
UK Snacks	—	(0.3)	—	(0.4)
General export	—	0.2	—	(2.4)
Other	—	(0.1)	(0.2)	(0.1)
Central	(9.4)	(16.4)	(33.6)	(42.7)

	(12.2)	(30.5)	(42.7)	(62.3)

Group operating profit/(loss)
Biscuits—UK	15.3	9.8	45.5	38.2
Biscuits—Northern Europe	4.1	(7.9)	0.8	(15.7)
Biscuits—Southern Europe	3.7	2.8	9.8	6.0
UK Snacks	9.5	9.1	21.4	22.6
General export	6.2	6.2	10.5	5.7
Other	(0.3)	(0.1)	(2.3)	(1.4)
Central	(12.4)	(19.4)	(42.6)	(52.0)

	26.1	0.5	43.1	3.4

(1)
The comparative figures for 2001 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

3.    Operating profit

Operating profit is further analysed as follows:

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001
	Continuing operations	Continuing operations
	(£ millions)	(£ millions)
Turnover	327.8	311.9
Cost of sales	(176.7)	(171.0)

Gross profit	151.1	140.9
Distribution, selling and marketing costs	(94.6)	(82.8)
Administrative expenses	(19.0)	(27.1)
Other income(1)	0.8	—

Group operating profit before exceptionals and goodwill amortisation	38.3	31.0
Operating exceptional items	(3.7)	(22.1)
Goodwill amortisation	(8.5)	(8.4)

Group operating profit	26.1	0.5
Share of operating profit in joint ventures	0.1	0.1

Operating profit	26.2	0.6

	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
	Continuing operations	Continuing operations	Discontinued operations	Total
	(£ millions)	(£ millions)
Turnover	972.3	942.6	—	942.6
Cost of sales	(529.4)	(528.3)	—	(528.3)

Gross profit	442.9	414.3	—	414.3
Distribution, selling and marketing costs	(296.8)	(278.8)	—	(278.8)
Administrative expenses	(63.4)	(71.1)	—	(71.1)
Other income(1)	3.1	1.3	—	1.3

Group operating profit before exceptionals and goodwill amortisation	85.8	65.7	—	65.7
Operating exceptional items	(14.5)	(34.3)	—	(34.3)
Goodwill amortisation	(28.2)	(28.0)	—	(28.0)

Group operating profit	43.1	3.4	—	3.4
Share of operating profit in joint ventures	0.3	0.4	0.7	1.1

Operating profit	43.4	3.8	0.7	4.5

(1)
The figures for 2001 have been adjusted to show other income separated from administrative expenses for comparison with 2002.

4.    Interest

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
	(£ millions)		(£ millions)
Interest payable
Senior Credit Facility	7.1	9.8	25.5	31.0
Senior Subordinated Bridge	—	—	—	13.0
Senior Subordinated Notes	5.4	5.5	18.1	11.1
9.0% guaranteed notes 2001	—	—	—	2.6
Interest rate swaps	1.4	0.8	4.8	1.7
Bank loans and overdrafts	0.4	0.2	1.3	1.0
Interest payable to related companies	18.7	16.7	59.4	58.1
Amortised finance charges	0.7	0.6	2.6	7.0

	33.7	33.6	111.7	125.5
Interest receivable
Short-term deposits	0.6	0.7	1.9	3.4
Interest rate swaps	—	—	—	0.9

	0.6	0.7	1.9	4.3

Interest payable by joint ventures	—	—	—	0.3

	33.1	32.9	109.8	121.5

5.    Borrowings

	At October 5, 2002	At December 29, 2001
	(£ millions)
Bank loans
Term Loan A	220.5	267.9
Term Loan B	105.4	109.1
Term Loan C	106.1	109.1
Term Loan D	21.4	36.8

Senior Credit Facility	453.4	522.9
10.750% Sterling Senior Subordinated Notes	120.0	120.0
10.625% Euro Senior Subordinated Notes	100.3	97.4

	673.7	740.3
Debentures, other loans and overdrafts
6.375% guaranteed bonds 2009	—	0.1
Overdrafts	—	8.5

		8.6
Finance lease obligations	0.9	1.0

Total gross borrowings	674.6	749.9

Analysis by maturity
Repayable as follows:
After more than five years	453.2	502.3
Between four and five years	59.0	64.9
Between three and four years	58.0	57.6
Between two and three years	51.4	50.8
Between one and two years	40.8	35.5

	662.4	711.1
Under one year	12.2	38.8

Total gross borrowings	674.6	749.9
Less: Issue costs	(21.5)	(24.1)

	653.1	725.8
Less: Included in creditors: amount falling due within one year	(8.9)	(35.5)

	644.2	690.3

6.
Operating exceptional items

  Operating exceptional items principally comprise:

	12 weeks ended October 5, 2002	12 weeks ended October 6, 2001	40 weeks ended October 5, 2002	40 weeks ended October 6, 2001
	(£ millions)		(£ millions)
Termination settlement for Canadian distributor	—	0.3	—	(2.3)
Factory closures and reorganisation	(3.7)	(22.4)	(14.5)	(32.0)

	(3.7)	(22.1)	(14.5)	(34.3)

7.
Exceptional profit on disposal of businesses

  £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits (Holdings) Ltd to Inflo Holdings Corporation in 1996.

8.
Exceptional taxation refund

  £12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganisation of the US business of United Biscuits (Holdings) Ltd in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

9.
Pension schemes

  The group's principal pension schemes are the United Biscuits Pension Plan ("the Plan") and the United Biscuits Supplemental Scheme ("the Scheme"), both of which are established in the United Kingdom. They are of the defined benefit type funded by payments to separate, trustee administered funds.

  The Plan and the Scheme are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuations in April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997—106%).

  The stability of the age profile of membership dictates the most appropriate actuarial method to be used in the valuation. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the Plan. The attained age method has been retained for the Scheme.

  The principal actuarial assumptions used in April 2000 and the previous April 1997 valuations were:

	2000	1997
Rate of increase in salaries	4.3%	6.0%
Rate of increase in pension payments	2.8%	4.0%

  The total market value of these schemes' assets at the valuation date was £986.0 million.

  Prepayments include £36.5 million (December 29, 2001—£32.0 million) in respect of the group's pension schemes, resulting from the difference between pension costs charged to the profit and loss account and the amount funded.

  Acting on the advice of the group's actuaries, future contributions payable are set at levels that take account of past service surpluses that currently exist in the scheme.

10.
Disposal

  The disposal of the group's operations in China was completed on March 25, 2002. The results of the operations in China have not been consolidated subsequent to April 14, 2000.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

General

        United Biscuits Finance plc and its subsidiaries (collectively, "United Biscuits", the "group" or the "company") is the largest manufacturer and marketer of biscuits in the United Kingdom, Iberia and the Netherlands and the second largest manufacturer and marketer of biscuits in France and Belgium. United Biscuits is also the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savoury snacks and crisps in the United Kingdom.

        The company's operations are organised around two key categories, biscuits and snacks, and are managed through six business units:

UK Biscuits	Markets and manufactures biscuits and cakes in the United Kingdom and markets biscuits and cakes in the Republic of Ireland
Northern Europe	Markets and manufactures biscuits in France, Belgium and the Netherlands
Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia
UK Snacks	Markets and manufactures savoury snacks, nuts and crisps in the United Kingdom
General Export	Exports branded products to over 100 countries around the world through third party distributors
Other	Includes the company's Benelux snacks business which manufactures crisps and savoury snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg

        The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

        The company's consolidated results of operations this quarter and for the year to date have been affected by a number of factors, including acquisitions, restructuring programmes and the company's business strategy to shift to a higher margin product mix. In addition, the comparability of the company's results of operations for this period versus certain other periods is affected by seasonality and the length of its accounting periods.

Acquisitions

        The acquisition of the Middle Eastern interests of Nabisco has not yet been completed. Pending the completion of this transaction, the company has taken operating control and economic ownership of Nabisco's assets in the Middle East.

        The discussion of the company's third quarter and year to date results below, relates principally to its continuing operations. Operations that have been disposed of are excluded from the results of the company's continuing operations. Operations which have been acquired by the company are included within its continuing operations from the date of their acquisition.

Restructuring Programmes

        In 2001, the company's management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving programme based on implementing operating efficiencies,

improving its procurement process, eliminating overhead costs and rationalising manufacturing capacity. During 2002, the company continued to realise the benefits of its cost savings initiatives.

Business Strategy

        The company's strategy revolves around delivering profitable branded growth funded by cost release and a key platform of this strategy is ensuring strong growth from its most important brands. During the first quarter of 2002, the company completed its review of brand and market portfolio prioritisation. The company has prioritised its markets and identified brands which have strong current consumer image, financial scale, high margins and growth potential. The company continues to prioritise marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer branded products will continue to be managed to maximise their profit contribution. During the year to date 2002, this strategy has affected the company's results of operations, resulting in sales of the aforementioned prioritised brands growing by 6.4% and all branded sales growing by 3.8%, in each case over the same period in 2001.

Seasonality

        The company's sales are generally higher towards the end of the year because consumer demand for its products is typically higher during the Christmas and New Year holiday season. The company's working capital position is also affected by the seasonality of its business as it builds up inventories during the third fiscal quarter.

        As a result of the seasonality of the company's sales and its fiscal accounting conventions (as discussed below), the results of its operations for any given fiscal quarter will not necessarily be indicative of its results for the full year.

Accounting Periods

        Due to the nature of its business and the food industry in general, the company manages its business and financial accounting on a weekly basis. The company's fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. The company's first fiscal quarter consists of four four-week periods or 16 weeks, and its remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. As a result, the company's sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Results of Operations

        The following discussion relates to the company's continuing operations, which exclude its joint venture operation discontinued in March 2001, and includes the North African business ("UB Tunisia") acquired from Nabisco from April 20, 2001. No adjustment has been made for the year to date results of UB Tunisia whose results are included in the first quarter of 2002 but not in the first quarter results for 2001, as there is no significant effect, for comparability purposes, on the underlying business performance.

Turnover

        The company derives its sales from selling biscuits and savoury snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and also from its export business. The company also derives revenues from selling biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia and dry dessert mixes in North Africa.

	Third Quarter			Year to Date
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)
Turnover continuing operations	327.8	311.9	+5.1%	972.3	942.6	+3.2%

        Turnover from continuing operations for the third quarter of 2002 increased from £311.9 million in 2001 to £327.8 million in 2002, an increase of £15.9 million or 5.1%. Year to date 2002 turnover increased from £942.6 million to £972.3 million, an increase of £29.7 million or 3.2% including foreign exchange translation gains of £4.2 million. The year to date increase in turnover has been driven by a 3.8% increase in branded sales, offset by a 1.2% reduction in retailer brand sales and a 20.3% decrease in contracted sales to Danone. The contract for the supply of the majority of products to Danone is due to end in the fourth quarter of 2002 with a small portion of sales being phased out during 2003. The 3.8% increase in branded sales has been driven primarily by increased branded sales across UK Biscuits, Northern Europe and Southern Europe due to the launch of new products, the relaunch of existing ranges and a significant increase in marketing expenditure to support our priority brands. The UK Snacks branded sales performance has improved during the third quarter with sales showing a 5.5% year on year increase in the quarter and a 1.0% increase on a year to date basis. Sales within Export and Benelux Snacks have declined on a year to date basis. The decline in Export is mainly driven by the loss of some unprofitable sales and adverse foreign exchange movements, while the decline in Benelux Snacks sales continues to be driven by increased competition. Additional details regarding the company's performance are provided within the analysis of the company's segmental performance.

Cost of Sales

        The company's cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company's labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	Third Quarter			Year to Date
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)
Cost of sales continuing operations	176.7	171.0	+3.3%	529.4	528.3	+0.2%

        Cost of sales increased from £171.0 million in the third quarter of 2001 to £176.7 million in the third quarter of 2002, an increase of £5.7 million or 3.3% which compares to a sales increase of 5.1%. This has resulted in an improvement in margin which has been predominantly driven by the company's cost reduction strategy which includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our "e-Sourcing" initiative which allows suppliers to tender for contracts online. We are also continuing to implement change in ways of working across our UK and Northern Europe supply chain. This requires significant organisational changes which, in conjunction with other manufacturing efficiency programmes, will continue to deliver cost saving benefits throughout 2002. Year to date 2002 cost of sales marginally increased, from £528.3 million to £529.4 million, an increase of £1.1 million or 0.2% which compares to a sales increase of 3.2%. The resultant improvement in margin has been driven by the implementation of the aforementioned cost saving initiatives.

Gross Profit

	Third Quarter			Year to Date
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)
Gross profit continuing operations	151.1	140.9	+7.2%	442.9	414.3	+6.9%

        Gross Profit increased from £140.9 million in the third quarter of 2001 to £151.1 million in the third quarter of 2002, an increase of £10.2 million or 7.2%. This equates to a gross profit margin of 46.1% in the third quarter of 2002 compared to 45.2% in the third quarter of 2001. Similarly, on a year to date basis, gross profit increased from £414.3 million in 2001 to £442.9 million in 2002, an increase of £28.6 million or 6.9%. This equates to a gross profit margin of 45.6% in 2002 compared to 44.0% in 2001. The increase in gross margin is driven by the recovery of cost inflation through price increases, manufacturing efficiencies and product cost reduction initiatives. The gross margin for the third quarter of 2002 is higher than the gross margin for the year to date 2002 as a result of continuing cost reduction benefits and manufacturing efficiency savings providing increasing benefits during the year.

Distribution, Selling & Marketing Costs

        The company's distribution expenses represent the cost of warehousing its products and transporting them to its distributors and retail customers. The company's selling expenses represent operating costs associated with its sales force, including employee compensation and commissions. The company's marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. The company's promotional costs include, among other things, discounts the company gives to retailers in connection with product-specific promotions. The company's distribution, selling and marketing expenses also include costs associated with new product development.

	Third Quarter			Year to Date
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)
Distribution, selling and marketing costs continuing operations	94.6	82.8	+14.3%	296.8	278.8	+6.5%

        Distribution, selling and marketing costs increased from £82.8 million in the third quarter of 2001 to £94.6 million in the third quarter of 2002, an increase of £11.8 million or 14.3%. This increase was predominantly driven by an increase in marketing expenditure which has risen by 23.0% compared to the third quarter of 2001. The substantial year on year increase is due to increased expenditure on new product launches and re-launches across UK Biscuits, Southern Europe, Northern Europe and UK Snacks. This has been offset by savings of 7.9% in selling costs and marketing overheads. On a year to date basis, distribution, selling and marketing costs have increased from £278.8 million in 2001 to £296.8 million, an increase of £18.0 million or 6.5%. Year to date marketing expenditure has increased by 13.7% driven by new product launches, re-launches and additional advertising and marketing expenditure to support our priority brands. Across the other categories of distribution, selling and marketing, costs have decreased on a year to date basis by 4.6% due to the accumulation of cost reduction initiative savings compared to the same period in 2001. This reflects our strategy of implementing cost reduction initiatives to provide funds to reinvest in priority brand growth.

Administrative Expenses

        The company's administrative expenses consist primarily of costs associated with its finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Third Quarter			Year to Date
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)
Administrative expenses continuing operations before exceptional items	19.0	27.1	-29.9%	63.4	71.1	-10.8%

        Excluding exceptional items of £3.7 million in the third quarter of 2002 (which are described below), administrative expenses decreased from £27.1 million to £19.0 million, a decrease of £8.1 million or 29.9%. This reduction in administrative expenses is primarily due to the fact that, in parallel with our cost reduction initiatives, we have moved to a more appropriate basis for charging our overheads within the year. There will be no full year impact. For the year to date, administrative expenses have decreased from £71.1 million in 2001 to £63.4 million in 2002, a decrease of £7.7 million or 10.8%. The decline in administration expenses is a result of the more appropriate cost phasing, referred to above, and savings made through cost reduction initiatives offset by overhead cost inflation. Savings have primarily been driven by the removal of layers of management through organisational re-alignment and the consolidation of the UK Head Offices in 2001.

        The majority of administrative costs are directly related to the individual operations of the company's business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs which are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. For the year to date these costs have reduced from £9.3 million in 2001 to £9.0 million in 2002, a reduction of £0.3 million or 3.2%.

Operating Exceptional Items

        Operating exceptional items for the third quarter of 2002 totalled £3.7 million and related to £1.6 million in restructuring charges in connection with the implementation of the "ways of working" review across the UK supply chain, £0.9 million in connection with our Southern Europe overhead reduction programme, £0.6 million in connection with our Northern Europe overhead reduction programme and £0.6 million in connection with other overhead reduction initiatives and manufacturing efficiency programmes.

        In the third quarter of 2001, operating exceptional items totalled £22.1 million and related principally to £9.7 million in restructuring charges relating to the consolidation of the company's UK Southeast head offices, £4.6 million relating to the restructuring programme at the Zaandam factory in the Netherlands, £5.5 million in connection with the closure of the Ede factory in the Netherlands, £1.1 million in connection with our Southern European overhead reduction programme and £0.8 million in connection with the closure of two distribution depots.

        Year to date operating exceptional items in 2002 totalled £14.5 million and related to £6.3 million in restructuring charges related to the implementation of the "ways of working" review across the UK supply chain, £2.6 million in connection with our Southern Europe overhead reduction programme, £3.0 million relating to our Northern Europe overhead reduction programme, £0.6 million in relation to the closure of UK distribution depots and £2.0 million in connection with other overhead reduction initiatives and manufacturing efficiency programmes.

        Operating exceptional items for the 40 weeks ended October 6, 2001 totalled £34.3 million. This expense comprised principally £2.3 million paid to settle a contract termination claim with a Canadian distributor, £17.2 million in restructuring charges relating to the consolidation of the company's UK Southeast head offices, £4.6 million relating to the restructuring programme at the Zaandam factory in the Netherlands, £5.5 million in connection with the closure of the Ede factory in the Netherlands, £2.2 million in connection with our Southern European overhead reduction programme and £1.6 million in connection with the closure of two distribution depots.

EBITDA

	Third Quarter		Year to Date
	2002	2001	2002	2001
	(£ millions)		(£ millions)
Operating profit	26.2	0.6	43.4	4.5
Add: depreciation and goodwill amortisation	20.9	21.2	69.4	70.2

EBITDA	47.1	21.8	112.8	74.7
Add: operating exceptional items	3.7	22.1	14.5	34.3
Less: operating profit in joint ventures	(0.1)	(0.1)	(0.3)	(1.1)

Adjusted EBITDA	50.7	43.8	127.0	107.9

        Adjusted EBITDA for the third quarter of 2002 was £50.7 million compared to £43.8 million in the third quarter of 2001, an increase of £6.9 million or 15.8%. Year to date adjusted EBITDA has increased by £19.1 million or 17.7% compared to the same period in 2001.

        The strong EBITDA growth achieved in the third quarter of 2002 and on the year to date basis is the result of the aforementioned sales growth, overhead phasing and improved margins which have been driven by the increase in sales of higher margin products and the benefits of the cost reduction and manufacturing efficiency programmes. The company has also generated significant overhead savings through cost reduction initiatives which have enabled the company to increase marketing expenditure on its priority brands.

        Proforma EBITDA used for comparison purposes is defined as adjusted EBITDA less annual monitoring fees payable to the shareholders of our parent company plus pre acquisition EBITDA of our Tunisian and Middle Eastern businesses. As a result of the year to date performance, the company's pro forma EBITDA for the 13 four-week periods ended October 5, 2002 was £183.3 million compared to a pro forma EBITDA of £165.5 million for the 13 four-week periods ended December 29, 2001.

Segmental Performance

UK Biscuits

        Turnover increased from £119.4 million in the third quarter of 2001 to £122.4 million in the third quarter of 2002, an increase of £3.0 million or 2.5%. Year to date the turnover has increased by £8.2 million or 2.2% to £381.0 million. The increase in sales has primarily been driven by sales of the Core range which have increased by 13.3% in the year to date, this has been driven by the re-launch of the McVitie's (McV) range in June 2002, the launch of McV Munchbites in March 2002 and launch of McV Cookies in July 2002. The third quarter sales have also been favourably affected by a year on year increase in the sales of Christmas assortments. McVitie'scake sales have increased by 13.6% year to date due to the success of new ranges and new product development launches particularly within the second quarter of 2002. Contract manufacturer sales to Danone decreased by 16.9% on a year to date basis. Danone have given notice to terminate the manufacturing contract, entered into at the time a number of our overseas businesses were acquired by Danone as part of the UB acquisition. The termination of the contract will substantially take place in the fourth quarter of 2002 although some product lines will be phased out during 2003. This will reduce turnover by approximately £15 million on an annualised basis. The year to date sales performance across the McVitie's portfolio of brands is in line with the strategy of focusing on growth across our priority brands whilst managing our retailer brands and non strategic brands to maximise profitability. Price increases planned for the first quarter of 2002 were successfully implemented in March across the range of brands.

        During the third quarter of 2001, the company announced its intention to close its Hatton manufacturing facility in Scotland and in the third quarter of 2002 the facility was sold. The company also announced a review of ways of working across the UK supply chain. The review and implementation are progressing well in accordance with the original plan.

        Operating profit before goodwill and exceptional items rose from £12.4 million in the third quarter of 2001 to £16.5 million in the third quarter of 2002, an increase of 33.1%. This increase is due to increased turnover and gross profit and a decrease in administration costs after moving to a more appropriate basis for charging our overhead within the year which more than offsets our increase in marketing expenditure. For the year to date 2002, operating profit before goodwill and exceptional items rose from £42.0 million to £48.5 million, an increase of 15.5%.

        The average gross margin of UK biscuit sales for the year to date rose from 56.2% in 2001 to 57.2% in 2002. This improvement in margin was driven by our continuing strategy of manufacturing and purchasing cost savings and the impact of an improving mix of brands as we strive towards growth in our branded portfolio. Marketing expenditure has increased by 14.2% during the year to date 2002, compared to the same period in 2001 and by 34.4% in the third quarter of 2002 compared to the third quarter of 2001. This is due to increased marketing activity supporting new product development launches and the re-launch of the McVitie's range.

Northern Europe Biscuits

        Turnover increased from £44.6 million in the third quarter of 2001 to £48.1 million in the third quarter of 2002, an increase of 7.8%. In the year to date 2002, turnover rose from £141.0 million in 2001 to £146.6 million in 2002, an increase of 4.0% including currency translation gains of £2.1m. This was driven by the strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded biscuit sales rose 6.0% compared to the year to date of 2001 driven predominantly by BN and Sultana sales. BN sales increased by 11.0% across Northern Europe on a year to date basis due to the successful launches of BN Max, BN Mini Max and BN Petit Dejeuner. Sultana sales have risen by 28.0% compared to the year to date of 2001, driven by the launch of Sultana Start and Sultana Fruit and Cereals. Our strategy of focusing on higher margin products and driving manufacturing cost savings has resulted in a year to date increase in gross margin from 62.3% in 2001 to 65.7% in 2002. Further cost savings identified within overheads as part of the cost saving initiatives have allowed us to increase our marketing by 12.4% compared to the year to date of 2001.

        As a result of the improved margins and strict cost control, the operating profit before goodwill and exceptional items has significantly improved, from £2.4 million in the third quarter of 2001 to £4.8 million in the third quarter of 2002. For the year to date the pattern is very similar, the operating loss before goodwill and exceptional items of £5.0 million in 2001 has been turned into an operating profit before goodwill and exceptional items of £4.1 million in 2002.

        A key element of our strategy is the substantial improvement in profitability of the Northern Europe business. In 2001, we undertook a review of overheads across Northern Europe. As a result of the review, 110 people will have left the business by the end of the current year. In addition, we have reviewed our supply chain processes across Northern Europe. As a result, significant organisational changes are being implemented in Northern Europe which will drive improvements in manufacturing efficiency.

        As part of our strategy to reduce costs, the closure of the Ede biscuit factory in the Netherlands was completed in January 2002.

Southern Europe Biscuits

        Sales increased from £42.2 million in the third quarter of 2001 to £48.1 million in the third quarter of 2002, an increase of 14.0%. For the year to date, turnover increased from £117.6 million in 2001 to £136.2 million in 2002, an increase of 15.8% including currency translation gains of £2.4 million. Turnover has increased across the portfolio of brands with Filipinos, Chiquilin and Fontaneda Core benefiting from the support of successful advertising campaigns and the launch of Chiquilin Energy and Fontaneda Diver. As a result, marketing expenditure has increased by 17.4% in the year to date.

        Operating profit before goodwill and exceptional items has increased from £3.8 million in the third quarter of 2001 to £4.6 million in the third quarter of 2002, an increase of £0.8 million. For the year to date, operating profit before exceptionals and goodwill amortisation increased by £4.2 million from £8.2 million in 2001 to £12.4 million in 2002. For the year to date, gross margin has increased from 58.1% to 58.8%. The overall increase in sales and the improvement in the margin has offset the increase in marketing spend.

        On April 4, 2002, we announced the closure of the Aguilar facility in Spain. Production will transfer to our other facilities in Spain. Although there has been some local opposition to the proposal, to date there has been no material impact on our business. We are continuing to explore options and to work with unions and the local community either to close or dispose of the factory in the most cost effective manner.

UK Snacks

        Turnover in the third quarter of 2002 showed an increase of 4.3% from £71.6 million to £74.7 million. However, for the year to date, sales are marginally down 0.1% at £230.0 million. The third quarter of 2002 saw a 5.5% year on year improvement in branded sales aided by the launch of Hula Hoops Shoks, Skips Buzz Boltz and Skips Tickle Pickle in the second quarter of 2002 and Mini Cheddars flavour variant and McCoys sharing format with dip in the third quarter. The second and third quarter results have partially offset the shortfall in the first quarter of 2002. The UK savoury snacks market remains highly competitive and as part of our strategy, we have invested heavily in the priority brands to drive growth. Our programme of new product developments and media expenditure has continued to be delivered successfully resulting in an increase in marketing expenditure of 17.4% during the year to date, 2002.

        Operating profit before goodwill and exceptional items has increased from £9.4 million in the third quarter of 2001 to £9.5 million in the third quarter of 2002. For the year to date, operating profit before goodwill and exceptional items decreased from £23.0 million to £21.4 million driven by the slight decrease in sales and the 17.4% increase in marketing expenditure. This was partially offset by savings in overheads resulting from the cost reduction initiatives.

General Export

        Our strategy for the export segment is to manage the existing portfolio of revenues to improve overall profitability by prioritising investment and reducing activity in non-profitable areas. Sales remained stable year on year at £27.5 million in the third quarter. For the year to date, sales are down £2.0 million at £55.9 million due to impact of foreign exchange transaction losses and the implementation of our strategy to exit from non profitable business.

        Operating profit before goodwill and exceptional items has increased by £0.2 million to £6.2 million in the third quarter of 2002. For the year to date, operating profit before exceptionals and goodwill amortisation has increased from £8.1 million to £10.5 million. This is mainly attributable to an improvement in product mix which has resulted in an increase in the gross profit margin from 48.6% at the end of the year to date of 2001 to 50.7% for the same period in 2002. In addition, cost reduction programmes, which have resulted in the closure of a number of regional offices and a reduction in the number of head office staff, have led to a continuing improvement in the profitability of the segment.

Other

        Benelux Snacks sales improved in the third quarter of 2002. Sales increased from £6.6 million in the third quarter of 2001 to £7.0 million in the third quarter of 2002. The improvements in the second and third quarters of 2002 have partially offset the disappointing performance during the first quarter of 2002. However, sales of £22.6 million for the year to date remain 2.2% behind sales for the same period in 2001. This has resulted in a year to date operating loss before exceptionals and goodwill amortisation of £2.1 million compared to a £1.3 million loss for the same period in 2001.

        Although the third quarter results have improved, the market remains highly competitive and as such management are continuing to undertake appropriate action to mitigate the problems identified.

Liquidity and Capital Resources

Overview

        The company's principal sources of funds are cash generated from its operating activities and long-term borrowings. The company's principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing its cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

        Cash flow from operating activities.    The company had a net cash inflow of £21.9 million in respect of operating activities during the third quarter of 2002. This net inflow comprised £50.6 million generated from operations, £5.8 million expended on rationalisation and exceptionals and an increase in working capital of £22.9 million. For the year to date, the company had a net cash inflow of £62.3 million. This comprised £127.2 million generated from operations, £23.7 million expended on rationalisation and exceptionals and an increase in working capital of £41.2 million.

        The increase in working capital for the year to date includes a £38.2 million decrease in trade and other creditors which related to the advance received from Nabisco in 2000 in anticipation of their acquisition of the Group's operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow in the first quarter of 2002 is reflected in cash flow from acquisitions and disposals for the year to date. Therefore there was an underlying increase in working capital of £3.0 million for the year to date.

        Cash flow from returns on investments and servicing of finance.    In addition to the above, the company had net cash inflows from returns on investment and serving of financing of £0.2 million in the quarter. The outflow for the year to date was £32.5 million which related principally to net interest payments.

        Cash flow from capital expenditure and financial investment.    The company had net cash outflows in the third quarter of 2002 of £9.9 million relating to capital expenditures and £28.6 million for the year to date.

        Cash flow from acquisitions and disposals.    During the third quarter of 2002, the company had a net cash inflow from acquisitions and disposals of £0.3 million. For the year to date, the company has net cash inflows of £63.3 million. This includes £25.1 million received in the second quarter of 2002 relating to an adjustment to the sale price of Keebler Company sold by United Biscuits (Holdings) Ltd in 1996 and £38.2 million relating to the completion of the disposal of the group's operations in China to Nabisco during the first quarter of 2002. The compensating outflow of £38.2 million is reflected in cash flow from operating activities for the year to date.

Debt Service Obligations

        During the second quarter of 2002, the company received exceptional income of £37.4 million. This comprised £12.3 million of US tax refunds and associated interest in connection with the reorganisation of the US business in 1992 and £25.1 million as a purchase price adjustment in connection with the subsequent disposal of the US business in 1996. As a consequence of this, and in addition utilising surplus cash generated from its operating activities, the company prepaid £54.8 million of its senior facilities. On April 26, 2002, £20.0 million was prepaid against the scheduled Facility A repayment due on October 28, 2002 and part of the repayment due on April 28, 2003 together with £19.8 million which was allocated across all the facility loans in accordance with the terms of the senior facilities agreement. On May 24, 2002, a further £15.0 million was prepaid against Facility D. Additionally, on April 26, 2002, the company made its third semi-annual instalment payment in the amount of £14.9 million under Facility A of its senior credit facility.

        Facility A is scheduled to be repaid in nine additional semi-annual instalments, the next instalment being due in April 2003 and the final instalment being due in April 2007. The remaining term loan facilities under the senior credit facility are required to be repaid beginning in October 2007.

        Under the senior credit facility, a £90.0 million revolving credit facility was made available for general corporate purposes. The revolving credit facility allows for revolving advances, the provision of up to £25.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £90.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility. On May 10, 2002, at the request of the company, £30.0 million of the revolving credit facility was cancelled, leaving a facility of £60.0 million available.

        On June 12, 2002, £0.5 million was drawn down as a letter of credit under the revolving facility. This was issued to Saudi American Bank to cover guarantees and facilities provided by them to Nabisco Arabia Company Ltd, the company whose acquisition from Nabisco we have not yet completed.

        An amount of £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the UK business. Of this sum, £4.6 million is for the provision of an overdraft facility and £1.4 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at October 5, 2002.

        There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group's Dutch subsidiaries. There were no drawings under the Dutch facility at October 5, 2002.

        On October 5, 2002, £52.5 million of the revolving credit facility remained available to be drawn.

        The company believes that the cash flow generated from its operating activities, together with borrowings under the senior credit facility, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.

QuickLinks

  Exhibit 99.1
UNITED BISCUITS FINANCE plc Quarterly Report
Third Quarter and Year to Date 2002
UNITED BISCUITS FINANCE plc INDEX TO QUARTERLY REPORT
UNITED BISCUITS FINANCE plc FINANCIAL AND OPERATING HIGHLIGHTS
UNITED BISCUITS FINANCE plc CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
UNITED BISCUITS FINANCE plc CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)
UNITED BISCUITS FINANCE plc CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
UNITED BISCUITS FINANCE plc CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
UNITED BISCUITS FINANCE plc CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)
UNITED BISCUITS FINANCE plc NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNITED BISCUITS FINANCE plc OPERATING AND FINANCIAL REVIEW